UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-12091
001-32346

Millennium Chemicals Inc.

Millennium America Inc.

New York Stock Exchange

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Two Greenville Crossing, 4001 Kennett Pike, Suite 238, Greenville, Delaware 19807            713-652-7200

(Address, including zip code, and telephone number, including area code, or Issuer’s principal executive offices)

4% Senior Convertible Debentures Due 2023

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐  17 CFR 240.12d2-2(a)(1)

☐  17 CFR 240.12d2-2(a)(2)

☐  17 CFR 240.12d2-2(a)(3)

☐  17 CFR 240.12d2-2(a)(4)

☐  Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

☒  Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Millennium Chemicals Inc. and Millennium America Inc. certify that they have reasonable grounds to believe that they meet all of the requirements for filing the Form 25 and have caused this notification to be signed on their behalf by the undersigned duly authorized person.

April 24, 2006	By	/s/ Charles L. Hall	Vice President and Controller
Date	Name:	Charles L. Hall	Title
(Millennium Chemicals Inc.)

April 24, 2006	By	/s/ Charles L. Hall	Vice President and Controller
Date	Name:	Charles L. Hall	Title
(Millennium America Inc.)

[1]	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.